Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Rex Energy Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-146648, No. 333-188676, and No. 333-212306) on Form S-8 of Rex Energy Corporation and subsidiaries (the Company) of our reports dated April 13, 2018, with respect to the consolidated balance sheets of Rex Energy Corporation and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in noncontrolling interests and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10‑K of the Company.

Our report on the consolidated financial statements dated April 13, 2018, contains an explanatory paragraph that states the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in violation of restrictive covenants and expects to be in violation of restrictive covenants contained in its credit facilities that, subject to requisite notice, would accelerate the maturity of the outstanding indebtedness making it immediately due and payable. The Company does not have sufficient liquidity to meet the accelerated debt service requirements. These issues raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

April 13, 2018